

04008341

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

IMH Assets Corp.
Exact Name of Registrant as Specified in Charter

0001277872
Registrant CIK Number

Form 8-K, February 13, 2004 *SER 2004-1*

333-109503-03

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURE

.   Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

IMH ASSETS CORP.

By: _____

Name: Richard J. Johnson

Title: Chief Financial Officer

Dated: February 13, 2004

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
4.1 and 99.1	Mortgage Loan Schedule	P*

---

* The Mortgage Loan Schedule has been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

























ID	Last Name	First Name		Address	City	State	Zip	Rate	Date	Amount	Date	Type	Value	Amount OO	Purpose		Value	Term	Date	LTV	CLTV		Score	
2902844271	ALBECK	JULIE		5209 108TH PLACE NORTHEAST	MARYSVILLE	WA	98271	6.275	3/1/04	172,500.00	3/1/04	SFR	620.00	172,500.00 OO	PURCHASE	N	214,000.00	360	3/1/04	80.00	100.00	1	732	3
2902844234	KINKOLE	ROBERT		5144 26TH AVENUE NORTHEAST	SEATTLE	WA	98105	6.500	3/1/04	251,200.00	3/1/04	SFR	943.00	251,200.00 OO	PURCHASE	N	314,000.00	360	3/1/04	80.00	100.00	1	732	2
2902844234	HEROLDT	TODD		10225 EAST VERBENA LANE	SCOTTSDALE	AZ	85255	6.125	3/1/04	376,000.00	3/1/04	SFR	1,292.00	376,000.00 OO	PURCHASE	N	440,000.00	360	3/1/04	80.00	120.00	1	736	2
2902844234	PHAM	THERESA		6429 RIPPLE CREEK DRIVE	TAMPA	FL	33625	5.500	3/1/04	111,500.00	3/1/04	SFR	836.25	111,500.00 OO	PURCHASE	N	140,000.00	360	3/1/04	79.64	100.00	1	736	2
2900004435	ELIAKIM	RON		4663 KRAFT AVENUE	VALLEY VILLAGE	CA	91602	5.500	7/1/98	460,000.00	1/1/98	SFR	4,536.10	463,031.32 OO	PURCHASE	N	609,000.00	360	1/1/04	80.00	80.00	1	815	7
2900000676	GILBY	RALPH F		237 CHOPTANK ROAD	STAFFORD	VA	22554	6.600	3/1/27	146,000.00	4/1/17	SFR	1,076.44	132,235.12 OO	PURCHASE	N	167,500.00	360	1/1/04	80.00	80.00	1	669	4
2900009634	IOMABE	KAREN SUE		9463 CLOCKTOWER LANE	COLUMBIA	MD	21046	7.750	1/1/33	184,000.00	3/1/98	SFR	743.87	96,423.86 OO	PURCHASE	N	130,000.00	360	1/1/04	80.00	80.00	1	579	4
2900009725	CHOH	CHINDER	>	15198 CROSS STONE DRIVE	SAN DIEGO	CA	92127	5.250	10/1/33	212,000.00	11/1/62	D-PUDS	1,166.63	209,317.28 OO	PURCHASE	N	452,000.00	360	12/9/63	22.21	22.21	1	759	12